UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated October 16, 2025 announcing the results of the ICTA tender awarded to the registrant.

Istanbul, October 16, 2025

Announcement Regarding the Result of ICTA Tender

Our Company has been awarded a total frequency band of 160 MHz for USD 1,224 million (excluding VAT), valid until December 31, 2042, in the 5G spectrum allocation tender held today by the Information and Communication Technologies Authority (“ICTA”) within the scope of the “Authorization for the Deployment and Operation of Mobile Electronic Communication Infrastructures and the Provision of Related Services, and the Inclusion of Infrastructures and Services under Existing Authorizations Expiring on April 30, 2029, within the Scope of This Authorization”. The frequency payment will be made in three equal installments on January 2, 2026, December 25, 2026, and May 2, 2027.

As a result of this tender, Turkcell has obtained the right to utilize 394.4 MHz out of the total 949.2 MHz frequency resources available for use in Türkiye, corresponding to approximately 42% of the total frequencies. As in 4.5G, Turkcell has achieved the widest frequency portfolio in 5G, positioning itself as the operator technically capable of delivering the highest 5G speeds in Türkiye. With this strong spectrum advantage, Turkcell will reinforce its industry leadership by providing Turkey's highest 5G capacity.

With this tender, Turkcell has obtained the right to extend the validity period of its existing authorizations (2G, 3G, and 4.5G) until December 31, 2042. Within this scope, during the period between April 30, 2029, and December 31, 2042, each year, 5% of gross sales revenues (excluding VAT) from mobile services will be paid to the ICTA.

The 5G technology is planned to be launched for our customers starting from April 1, 2026.

The table below summarizes the frequencies which Turkcell has been awarded in the 5G tender and corresponding tender prices. The tender will be finalized following the completion of legal requirements, and the tender price will be paid through internal resources and various financing alternatives.

SPECTRUM	FREQUENCY	TENDER PRICE (USD, excluding VAT)
700 MHz (FDD)	2x10 = 20 MHz	429 Million
3.5 GHz (TDD)	1x80 = 80 MHz	214 Million
3.5 GHz (TDD)	3x20 = 60 MHz	581 Million
Total	160 MHz	1,224 Million

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: October 16, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: October 16, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer